Exhibit 97

FIDELITY D&D BANCORP, INC.

Excess Incentive Compensation Recovery Policy

The Board of Directors (the “Board”) of Fidelity D&D Bancorp, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Excess Incentive Compensation Recovery Policy (the “Policy”). This Policy addresses the obligations of the Company upon the occurrence of a Restatement (as hereinafter defined) to recover Excessive Incentive-Based Compensation (as hereinafter defined) received by Covered Executives (as hereinafter defined) during the Relevant Recovery Period (as hereinafter defined). This Policy is designed and intended to comply with, and shall be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) adopted by the Securities and Exchange Commission (the “SEC”) there under and Nasdaq Listing Rule 5608 and any amendments or successors thereto (the “Listing Standards”).

1.    Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy, provided such actions are consistent with applicable law and Listing Standards. Subject to the provisions of this Policy, the Board shall make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable, provided however, that a member of the Board who also is a Covered Executive shall be excluded from any and all discussion relating to the application or interpretation of this Policy to such Covered Executive. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or any subcommittee or delegate thereof.

2.    Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Covered Executive” means any current or former Executive Officer who receives Excess Compensation.

“Excess Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 1, 2023 by a Covered Executive: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on Nasdaq; and (iv) during the Relevant Recovery Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. For Incentive-Based Compensation based on stock price or total shareholder return, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement: (i) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received by the Covered Executive; and (ii) the Company must maintain documentation of the determination of the reasonable estimate and provide such documentation to Nasdaq.

“Executive Officer” includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s subsidiaries or affiliates) who performs similar policy-making functions for the Company. At a minimum, the term “Executive Officer” shall include all executive officers identified in SEC filings pursuant to Item 401(b) of Regulation S-K, 17 C.F.R. §229.401(b).

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part (including “non-GAAP” financial measures, such as those appearing in earnings releases) from such measures; provided, however, that any such measure need not be presented within the Company’s financial statements or included in a filing made with the SEC. Examples of Financial Reporting Measures include but are not limited to measures based on: stock price, total shareholder return, revenues, net income, operating income, profitability of one or more segments, financial ratios, earnings before interest, taxes, depreciation and amortization (“EBITDA”), liquidity measures (such as working capital, operating cash flow), return measures (such as return on assets or return on invested capital), earnings measure (such as earnings per share), cost per employee, any of such financial reporting measure relative to a peer group, and tax basis income.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Rule 10D-1 and Listing Standards, the Compensation Committee determines that recovery of the Excess Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in enforcing this Policy and recovering the otherwise Excess Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Excess Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of the Excess Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. The Company must: (a) in the case of clause (i) of the preceding sentence, prior to making that determination, make a reasonable attempt to recover any Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq; and (b) in the case of clause (ii) of the preceding sentence, obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and provide that opinion to Nasdaq.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Nasdaq” means The Nasdaq Stock Market.

“Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Relevant Recovery Period” means the three completed fiscal years preceding the earlier to occur of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. “Relevant Recovery Period” also includes, in addition to the three fiscal year period described in the preceding sentence, any transition period (that results from a change in the Company’s fiscal year) within or immediately following that completed three fiscal year period; provided, further, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. A “Relevant Recovery Period” does not include any period prior to October 2, 2023.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

3.    Recovery of Excess Incentive Compensation. If the Company is required to prepare a Restatement, the Board shall, unless the Board’s Compensation Committee determines it to be Impracticable, take reasonably prompt action to recover all Excess Compensation from any Covered Executive. The Company’s obligation to recover Excess Compensation is not dependent on if or when the restated financial statements are filed. Subject to applicable law, the Board may seek to recover Excess Compensation by requiring a Covered Executive to repay such amount to the Company; by adding “holdback” or deferral policies to incentive compensation; by adding post-vesting “holding” or “no transfer” policies to equity awards; by set-off of a Covered Executive’s other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Executive that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4.    Acknowledgement by Executive Officers. The Board shall provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

5.    No Indemnification. Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract of insurance, employment agreement, or other contract to which the Company is a party, no Covered Executive shall be indemnified against the loss of any Excess Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund any recovery of Excess Compensation by the Company under this Policy.

6.    Disclosures. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of SEC (including, without limitation, Rule 10D-1) and the Listing Standards.

7.    Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Adopted by the Board of Directors of Fidelity D&D Bancorp, Inc.,

on ______________________________, 2023.

[TO BE SIGNED BY THE COMPANY’S EXECUTIVE OFFICERS:]

Excess Incentive Compensation Recovery Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Fidelity D&D Bancorp, Inc.’s Excess Incentive Compensation Recovery Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Board or the Compensation Committee of the Board that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:

[Name]                                                      Date

[Title]